Exhibit 99.1

CannTrust Launches Three New Medical Cannabis Product Formulations

Highest Dose CBD Capsule on the Canadian Market Fills Unmet Need

VAUGHAN, ON, April 10, 2019 /CNW/ - CannTrust Holdings Inc. ("CannTrust" or the "Company", TSX: TRST, NYSE: CTST) is pleased to announce that it has launched three new cannabis extract formulations to meet the growing demand for oil-based products. The new formulations are designed to fill previously unmet needs within the Canadian medical market, identified through market research and the Company’s long-standing relationships with thousands of medical cannabis patients and their healthcare practitioners.

CannTrust’s three new product formulations are:

1. High Dose CBD Capsules (25mg/capsule) – the highest dose CBD capsules currently available in Canada;

2. High Dose CBD Drops (50mg/mL); and

3. Low Dose 1:1 Capsules (2.5mg CBD: 2.5mg THC).

All three products are now available for purchase from CannTrust via the company website and Customer Care Centre (1-855-RX4-CANN).

The three new formulations increase CannTrust’s award-winning portfolio of capsules and oils to nine products which are available to the Company’s 69,000 medical patients.

Cannabis Oil Segment Growing

The cannabis oil segment has recently experienced significant growth. From January 2018 to September 2018, Health Canada reported a 29 per cent increase in the category (Source: Health Canada Licensed Producers Market Data). CannTrust has recently made capital investments to enhance the Company’s extraction equipment, which the Company believes will triple its annual capacity.

CannTrust is a global leader in medical cannabis oil, including capsules, selling 3,707 liters during Q4 2018, which accounted for 27% of the Canadian market share (Source: Health Canada Licensed Producers Market Data). The new product formulations are an example of the Company’s continued innovation of its product offerings for both medical and adult-use consumers.

“As a company that has prioritized the medical market since our inception, creating products and formulations to meet the needs of patients and healthcare practitioners in Canada and globally has always been, and will always remain, our primary focus,” says Peter Aceto, CEO of CannTrust. “Continuing to grow our offering of cannabis oils and capsules also demonstrates our commitment to leading innovation in the medical market and our belief in the medicinal value of cannabis.”

CannTrust fulfilling unmet needs in the medical cannabis market

Oils and capsules are popular within the medical community as they allow patients to accurately control the dosage prescribed by their healthcare practitioner. CannTrust’s new products provide therapeutic options and convenience for patients who require higher doses of CBD and those who are new to THC-based medical cannabis.

“Medical cannabis patients often consume cannabis daily to help manage symptoms of chronic conditions such as pain, and are looking for formulations that are convenient, discreet, and provide predictable dosing, like any other medication,” says Dr. Ilana Platt, Vice President of Innovation and Global Regulatory Affairs at CannTrust. “We have seen a preference in the medical market for oils and capsules and these three new formulations will help meet the needs of patients and healthcare practitioners, while maintaining the standardized dosing that they have come to expect from CannTrust.”

Patients suffering from certain conditions, such as epilepsy, may require higher concentrations of CBD to alleviate symptoms. CannTrust’s new High Dose CBD Capsules (25mg/capsule) and High Dose CBD Drops (50mg/mL) allow patients to take the medication that they need while consuming less oil.

Low dose formulations, such as CannTrust’s new Low Dose 1:1 Capsules, provide patients with an opportunity to try a THC product in a low concentration, controlled dosage, and familiar capsule formulation.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada, and the 2018 Canadian Cannabis Awards “Top Licensed Producer of the Year”. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 69,000 medical patients with its dried, extract and capsule products. The Company operates its approximately 450,000 sq. ft. Niagara Perpetual Harvest Facility in Pelham, Ontario, has been permitted to construct another 390,000 sq. ft. facility in Pelham, and prepares and packages its product portfolio at its approximately 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 200 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release are based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information and statements includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2019 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:
Sybil Eastman	Marc Charbin
Tel: 1-888-677-1477	416-467-5229
media@canntrust.ca	investor@canntrust.ca